Filed by Medicus Pharma Ltd.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Medicus Pharma Ltd.
Commission File No. 001-42408
November 6, 2026

Medicus Pharma Reports Third Quarter 2026 Financial Results and Provides Corporate Update

Company Highlights CD228V as its Principal Development Priority, Proposed SPAC Business Combination at ~ $135 Million Valuation for SkinJect® and Teverelix® as a Partner-Ready Program

Philadelphia, PA - November 6, 2026 - Medicus Pharma Ltd. (NASDAQ: MDCX) ("Medicus" or the "Company"), a precision guided, biotech/life sciences company focused on advancing the clinical development programs of novel and potentially disruptive therapeutic assets, today reported financial results for the three and nine months ended September 30, 2026, and provided a business update highlighting capital efficient strategic, clinical and regulatory progress across its development portfolio.

During the third quarter of 2026, Medicus entered into a co-development and license agreement with Pfizer Inc. ("Pfizer") for PF-08046031 (CD228V), a clinical-stage antibody-drug conjugate (ADC) targeting melanotransferrin, or CD228. The Company subsequently designated CD228V as its principal development priority, with an initial focus on establishing clinical proof-of-concept in melanoma.

During and after the quarter, the Company achieved several important milestones, including the announcement of an exclusive development focus for SkinJect® in Gorlin syndrome and the submission of an optimized Teverelix® registrational protocol to the FDA for advanced prostate cancer. On November 4, 2026, Medicus announced a non-binding LOI (as defined below) for a proposed Business Combination (as defined below) between SkinJect and an undisclosed special purpose acquisition company. In addition, following the Share Consolidation (as defined below), the Company regained compliance with Nasdaq's minimum bid price requirement.

During the quarter and on an ongoing basis, the Company has highlighted a capital-efficient portfolio strategy, which combines focused development of CD228V with essential support for SkinJect® and Teverelix® as partner-ready therapeutic programs. The Company is allocating resources to maintain these programs and keep their development packages current while pursuing the proposed SkinJect Business Combination and strategic partnerships for Teverelix®.

Management Commentary

"The third quarter saw the transformation of Medicus into a precision oncology-led biotech company with CD228V as our principal development priority," stated Dr. Raza Bokhari, Medicus Executive Chairman and CEO. "With capital-efficient allocation of resources, we remain focused on disciplined execution, regulatory excellence and strategic growth as we seek to build long-term shareholder value and advance therapies with the potential to improve patient outcomes."

Financial Highlights (Q3 2026)

As disclosed in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2026, financial results include:

• Cash, cash equivalents and restricted cash: $13.1 million.

• Cash and cash equivalents: $5.0 million (vs.$8.7 million as of December 31, 2025).

• Total Operating expenses (loss from operations): $14.5 million (vs. $15.4 million in Q3 2025).

• General and administrative expenses: $2.5 million (vs. $5.0 million in Q3 2025).

• Research and development expenses: $2.0 million (vs. $1.7 million in Q3 2025).

• Net loss: $15.2 million (vs. $16.0 million in Q3 2025).

• Net loss per share*: $11.64 (vs. $56.18 in Q3 2025).

* Share and per share amounts for all periods have been retroactively adjusted to reflect the Company's 50-to-1 share consolidation effective October 12, 2026 (the "Share Consolidation").

The Company's complete unaudited financial statements and results of operations for the quarter ended September 30, 2026, are included in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 6, 2026 (the "Form 10-Q").

Third Quarter 2026 and Subsequent Operational Highlights

During and after the third quarter, Medicus established its revised portfolio priorities. The following summarizes the key developments and current program status.

CD228V License and Co-Development:

  Worldwide license. On September 2, 2026, the Company through its wholly owned subsidiary, Medicus Pharma Inc., entered into a co-development and licensing agreement with Pfizer providing an exclusive worldwide license to develop, manufacture and commercialize CD228V, subject to Pfizer's retained rights and other contractual provisions. Under the agreement, the Company controls program execution under the co-development framework.
  Clinical development focus. CD228V is a second-generation CD228-targeted ADC, utilizing Pfizer's established vedotin linker-payload platform. Medicus intends to pursue initial proof-of-concept in relapsed, refractory or immunotherapy-resistant melanoma, supported by the existing U.S. investigational new drug application (IND) for CD228V and a first-in-human Phase 1 clinical study.
  Pfizer participation. Pfizer provided $2.0 million in development funding and retains the right, without an obligation, to elect to fund all or part of development beginning with the first pivotal trial, subject to a further definitive agreement in respect of such arrangements.

SkinJect Proposed Business Combination and Gorlin Syndrome Development

On November 4, 2026, Medicus announced that its wholly owned subsidiary, SkinJect®, Inc. ("SkinJect"), had entered a non-binding letter of intent ("LOI") with an undisclosed special purpose acquisition company ("SPAC") for a proposed business combination involving SkinJect® (the "Business Combination").

  Proposed valuation and financing. The LOI contemplates an approximate $135 million pre-money enterprise valuation for SkinJect as well as a concurrent equity financing at closing of the proposed Business Transaction to support the SKNJCT-005 study in Gorlin syndrome and preparation and submission of a potential New Drug Application ("NDA"). Clinical package and indication focus. In September, the Company announced an exclusive development focus on evaluating SkinJect® in treating multiple basal cell carcinoma lesions in patients with Gorlin syndrome and concluded any further development in sporadic nodular BCC. The clinical study report for the completed SKNJCT-003 Phase 2 study was finalized that month, and, among other things, the Company believes that it provides a basis for potential partners to assess the next development program.

  Study authorization. In July, the FDA issued a "Study May Proceed" letter for SKNJCT-005, the planned registrational Phase 2b study in Gorlin syndrome. The authorization permits initiation of the study under the existing IND. SkinJect® remains investigational, and any NDA submission or approval would depend on clinical results and applicable regulatory requirements.
  Designation applications. The FDA has held review of the Company's Orphan Drug Designation and Rare Pediatric Disease Designation applications in abeyance pending receipt of additional information from the Company.

Teverelix® Partner Ready Therapeutic Programs

The Company views Teverelix® as a portfolio of partner-ready opportunities in urology, advanced prostate cancer and women's health. Existing clinical work, regulatory engagement and proposed study designs provide defined programs for potential partners to evaluate. Medicus is allocating essential resources to maintain program readiness and keep development documentation current as it seeks partners with the capabilities and resources to advance these opportunities.

  Advanced prostate cancer. On September 29, 2026, Medicus announced that it had submitted to the FDA a proposed seamless Phase 2b/3 registration-intent protocol for Teverelix® for patients at increased cardiovascular risk. The design is expected to begin with approximately 80 randomized patients and, if predefined continuation criteria are met, enroll approximately 528 additional patients, for a total of approximately 608 patients. The proposal remains subject to FDA feedback and there can be no assurance that the FDA will agree with the proposed protocol. Medicus intends to seek an out-license or other strategic partnership rather than independently fund the proposed study; however, there can be no assurance that the Company will successfully enter into any such transaction.

Other Corporate Developments:

During and after the quarter, Medicus also advanced initiatives, aimed at fostering long-term growth and building shareholder value. Medicus and YA II PN, Ltd. ("Yorkville") mutually agreed to terminate the standby equity purchase agreement (the "SEPA") effective September 11, 2026. No borrowings, advance notices or shares to be issued remained outstanding under the SEPA at the time of its termination.

Following the Share Consolidation, Medicus announced on October 26, 2026, that it had received written notice from Nasdaq on October 23, 2026, confirming that the Company had regained compliance with the minimum bid price requirement.

Anticipated Clinical Development and Partnering Priorities

The Company intends to focus in the coming quarters on capital-efficiency and disciplined execution. Medicus is focused on concentrating incremental development investment on selected CD228V milestones. Essential resources will continue to support current clinical and regulatory documentation, manufacturing information and readiness activities as the Company pursues the proposed SkinJect® Business Combination, including definitive agreements and concurrent financing, and strategic partnerships for Teverelix®. There can be no assurance that definitive agreements will be signed, that the financing will be secured or that the Business Combination will be completed on favorable terms or at all.

For further information contact:

Carolyn Bonner, President and Chief Financial Officer

(610) 636-0184

cbonner@medicuspharma.com

Anna Baran-Djokovic, SVP Investor Relations

(305) 615-9162

adjokovic@medicuspharma.com

About Medicus Pharma Ltd.

Medicus Pharma Ltd. (Nasdaq: MDCX) is a precision-guided biotech/life sciences company focused on advancing the clinical development programs of novel and potentially disruptive therapeutic assets. The Company is actively engaged in multiple countries across three continents.

The Company's current therapeutic assets are:

CD228V ADC, an investigational antibody-drug conjugate molecule utilizing Pfizer's established vedotin linker-payload platform, directed against melanotransferrin (CD228), a cell-surface protein expressed across multiple solid tumor types, such as melanoma, squamous non-small cell lung cancer (NSCLC), head and neck squamous cell carcinoma (HNSCC), and esophageal cancer.

SkinJect®, an investigational novel localized immuno-oncology precision product focused on basal cell carcinoma (BCC) lesions in Gorlin Syndrome patients, a rare autosomal dominant disease also called nevoid BCC syndrome.

Teverelix®, an investigational next-generation GnRH antagonist, is being developed as a first-in-market product for cardiovascular high-risk advanced prostate cancer patients, patients with acute urinary retention relapse (AURr) episodes due to enlarged prostate and symptomatic endometriosis.

Medicus' strategy is to advance select programs through Phase 2 proof-of-concept and key clinical and regulatory inflection points that substantially reduce development risk and increase their attractiveness to potential pharmaceutical partners. By generating decision-grade clinical, regulatory and operational datasets, the Company seeks to create opportunities for strategic collaborations, regional licensing transactions and broader commercialization partnerships with established pharmaceutical companies. As data matures across its programs, Medicus intends to continue building differentiated development packages designed to maximize asset value while maintaining capital efficiency and development focus.

Important Information and Where to Find It

This press release is provided for informational purposes only and contains information with respect to a potential Business Combination described herein. If the parties enter into definitive documentation regarding the Business Combination, it is anticipated that SPAC and/or Medicus will file relevant materials with the Securities and Exchange Commission (the "SEC"), including, as may be applicable, a registration statement on Form S-4, that includes a preliminary proxy statement/prospectus, and when available, a definitive proxy statement and final prospectus. Promptly after filing any Medicus definitive proxy statement with the SEC, Medicus will mail the definitive proxy statement and a proxy card to each shareholder entitled to vote at any applicable special shareholder meeting relating to the Business Combination. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THESE MATERIALS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS IN CONNECTION WITH THE TRANSACTION THAT SPAC OR MEDICUS FILE WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT SPAC, MEDICUS, SKINJECT AND THE BUSINESS COMBINATION. Any definitive proxy statement, preliminary proxy statement and other relevant materials in connection with the transaction (if and when they become available), and any other documents filed by SPAC or Medicus with the SEC, may be obtained free of charge at the SEC's website (www.sec.gov).

Participants in the Solicitation

Medicus, SkinJect and their respective directors and executive officers may be deemed participants in the solicitation of proxies from Medicus' shareholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in Medicus and SkinJect will be included in any proxy statement for the Business Combination and be available at www.sec.gov. Information about Medicus' directors and executive officers and their ownership of Medicus' common shares is set forth in Medicus' proxy statement for its 2026 annual general and special meetings of shareholders, filed with the SEC (File No. 001-42408) on May 4, 2026. Additional information regarding the interests of the participants in the proxy solicitation will be included in the proxy statement pertaining to the proposed Business Combination when it becomes available. These documents can be obtained free of charge at the SEC's website (www.sec.gov).

The SPAC and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Medicus in connection with the proposed Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed Business Combination will be included in any proxy statement for the proposed Business Combination when it becomes available.

No Offer or Solicitation

This press release shall not constitute an offer to sell, or a solicitation of an offer to buy, or a recommendation to purchase, any securities in any jurisdiction, or the solicitation of any vote, consent or approval in any jurisdiction in respect of the proposed Business Combination, nor shall there be any sale, issuance or transfer of any securities in any jurisdiction where, or to any person to whom, such offer, solicitation or sale may be unlawful under the laws of such jurisdiction. This press release does not constitute either advice or a recommendation regarding any securities. No offering of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.

Cautionary Notice on Forward-Looking Statements

Certain information in this news release constitutes "forward-looking statements" or "forward-looking information" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other applicable securities laws (collectively, "forward-looking statements"). "Forward-looking statements" are defined as disclosure regarding possible events, conditions or financial performance that is based on assumptions about future economic conditions and courses of action and includes, without limitation, statements regarding the anticipated terms, structure and timing of the Business Combination, including if it will be completed at all, the contemplated valuation of SkinJect®, the proposed concurrent equity financing, including the amount, terms and anticipated use of proceeds thereof, the ability of the parties to complete due diligence and to negotiate and execute definitive agreements, the anticipated capitalization and ownership of the combined company, including Medicus' intention to retain majority economic and voting ownership of the combined company, the satisfaction of the minimum-cash condition and other closing conditions, including receipt of required board and shareholder approvals, completion of applicable SEC filings and registration requirements and stock exchange listing approval, the anticipated filing with the SEC of a registration statement on Form S-4 and a proxy statement/prospectus, the anticipated completion of the proposed Business Combination during the first half of 2027 or at all, the anticipated benefits of the proposed Business Combination to Medicus and its shareholders, the development of SkinJect® and the potential benefits thereof for those suffering with Gorlin Syndrome, the planned initiation, timing, design, conduct and results of the SKNJCT-005 registrational study in patients with Gorlin Syndrome, the Company's decision to develop SkinJect® exclusively for patients with Gorlin Syndrome, the timing and outcome of the FDA's review of the Company's Orphan Drug Designation and Rare Pediatric Disease Designation applications for SkinJect®, the development of Teverelix® and expectations concerning, and future outcomes relating to, the development, advancement and commercialization of Teverelix® for AURr, cardiovascular high-risk advanced prostate cancer ("APC"), women's health indications like endometriosis, the FDA's feedback regarding the Company's Phase 2b/3 registration-intent protocol for Teverelix® in APC, the proposed design of the Phase 2b/3 registration-intent program, the potential to reduce the overall planned APC clinical development program from approximately 1,500 patients to approximately 600 patients, the establishment of a defined, capital-efficient and partner-ready registrational pathway for Teverelix® without Medicus independently funding an additional APC clinical development study, Medicus' intent and ability to out-license or otherwise strategically partner the Teverelix® APC program, the anticipated completion of GMP-grade manufacturing, quality-release and other clinical study readiness steps, whether the proposed cardiovascular-focused registrational strategy, including the 12-month non-calcified coronary plaque endpoint assessed using non-invasive coronary CCTA and the evaluation of Teverelix® effects on APC patients at increased cardiovascular risk, could support registration, the Company's capital-efficient portfolio strategy and the anticipated benefits thereof, the Company's view that SkinJect® and Teverelix® are partner-ready programs, the Company's co-development with Pfizer with respect to CD228V and the anticipated benefits thereof, including whether Pfizer elects to fund any development activities for CD228V and whether the parties enter into a definitive agreement in respect thereof, the Company's ability to identify, negotiate and complete partnerships, licensing, co-development or other strategic transactions and the timing, terms and anticipated benefits thereof, the Company's plans and expectations relating to the development, manufacture and commercialization of CD228V across human therapeutic indications, including the Company's intention to focus initial development on melanoma with potential subsequent development in squamous non-small cell lung cancer (NSCLC), head and neck squamous cell carcinoma (HNSCC) and esophageal cancer, the Company's plans to prioritize clinical proof-of-concept for CD228V in melanoma, including relapsed, refractory or immunotherapy-resistant disease, the potential for biomarker research to guide development, the potential for evidence generated in melanoma to support evaluation of CD228V in additional CD228-expressing solid tumors, the timing, design, conduct and results of any future clinical study of CD228V, , and the potential market opportunities related to CD228V, SkinJect® and Teverelix® and the Company's other therapeutic assets. Forward-looking statements are often, but not always, identified by the use of such terms as "may", "on track", "aim", "might", "will", "will likely result", "could," "designed," "would", "should", "estimate", "plan", "project", "forecast", "intend", "expect", "anticipate", "believe", "seek", "continue", "target", "goal", "strive", "prioritize", "pursue", "intended", "potential" or the negative and/or inverse of such terms or other similar expressions. These statements involve known and unknown risks, uncertainties and other factors, which may cause actual results, performance or achievements to differ materially from those expressed or implied by such statements, including those risk factors described in the Company's annual report on form 10-K for the year ended December 31, 2025, as amended, and its quarterly report on Form 10-Q for the quarter ended September 30, 2026, and in the Company's other public filings on EDGAR and SEDAR+, which may impact, among other things, the trading price and liquidity of the Company's common shares. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement and reflect our expectations as of the date hereof and thus are subject to change thereafter. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

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